ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

1 April, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of directors' purchases of shares in Anglo American plc;

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in
respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if
it is a holding of that person's spouse or children under the age
of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder,
the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s)
connected
with the Director named in 2 above and identify the connected
person(s)

See 3 above

6) Please state the nature of the transaction. For PEP
transactions
please indicate whether general/single co PEP and if
discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

162 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount
of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

11,554

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

162 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

11,554

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

162 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

11,554

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

162 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

11,554

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

162 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

11,554

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

587 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

4) Date company informed

31 March 2005

15) Total holding following this notification

9,846

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

587 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount
of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

4) Date company informed

31 March 2005

15) Total holding following this notification

9,846

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

587 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

4) Date company informed

31 March 2005

15) Total holding following this notification

9,846

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

587 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

4) Date company informed

31 March 2005

15) Total holding following this notification

9,846

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

587 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

4) Date company informed

31 March 2005

15) Total holding following this notification

9,846

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

876 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

9,979

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...1 April 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

876 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

9,979

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...1 April 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

876 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

9,979

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...1 April 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

876 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

9,979

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...1 April 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

876 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

9,979

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...1 April 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

468 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

6,321

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

468 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

6,321

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

468 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

6,321

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

468 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

6,321

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

468 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

6,321

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

838 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

20,652

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

838 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

20,652

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

838 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

20,652

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

838 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

20,652

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

838 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

20,652

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 1 April 2005...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

794 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

12,529

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

794 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

12,529

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

794 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

12,529

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

794 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

12,529

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 1 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

794 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.67.

13) Date of transaction

31 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

12,529

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

Geoff Wilkinson - 020 7968 8751

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 1 April 2005